Mail Stop 4561

December 27, 2006

Marvin D. Cooper
President
Domtar Corporation
33663 Weyerhaeuser Way South
Federal Way, WA 98003

> **Re:** **Domtar Corporation**
> **Registration Statement on Form 10**
> **Filed November 21, 2006**
> **File No. 1-33164**

Dear Mr. Cooper:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Our comments do not include a review of the audited financial statements of Domtar, Inc., submitted with a recently filed Form 6-K. We are current examining those financial statements, and comments, if any, will be promptly forwarded in a separate letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure that the manner in which the shares will be distributed to Weyerhaeuser shareholders is as yet undecided. Specifically, you indicate that the "Distribution may be effected, at Weyerhaeuser's election, as a pro rata dividend, as an exchange offer or as a combination of both." Please expand the disclosure to discuss the key factors involved in Weyerhaeuser's decision-making process. In your response letter, tell us when you would decide on the methods that will be used to distribute the

Domtar Corporation securities. Further, to the extent there are any advantages or disadvantages to shareholders based on the election by Weyerhaeuser, please include a materially complete discussion of the impact on shareholders.

2.   Under one of the alternative methods of effectuating the transactions you propose, you would distribute securities of Domtar Corporation to the shareholders of Weyerhaeuser Corporation as a spinoff. In your response letter, provide us with a detailed analysis that supports your conclusions that this distribution of Domtar Corporation securities would not involve a "sale" and that the transaction need not be registered under the Securities Act of 1933. Please address the five factors identified in question 4 of Staff Legal Bulletin 4 in detail. We note that the entity that will be owned by shareholders following the distribution will not consist solely of business operations historically conducted by Weyerhaeuser. Rather, the operations of the entity that will result from the proposed transactions will also include the activities of Domtar, Inc. If you rely upon no action letters issued to other entities in reaching your determination that your transactional structure is consistent with a "no sale" conclusion, please identify those letters and provide an analysis of the application of those letters or other authority you rely upon to your transaction. Also, please address why you believe the "no consideration" condition would be present, if you decide to conduct the transaction in part by means of an exchange offer.

3.   With respect to the possible exchange offer that would involve offers and sales of Domtar Corporation securities for Weyerhaeuser securities, tell us whether that transaction would be registered under the Securities Act. If you do not believe registration is necessary, please explain why in your response letter.

4.   On page 37 you indicate that the common and preferred holders of Domtar, Inc., must approve the transactions. It appears that based upon this shareholder action, the holders of Domtar, Inc., will receive new securities and will collectively hold a 45% interest in Domtar Corporation following the completion of the transaction. Please provide an analysis explaining why the shareholder actions by Domtar, Inc., do not involve an offer or sale of securities, or alternatively why those offers and sales of securities need not be registered under the Securities Act.

5.   We note that you have filed only "selected material provisions" of the Transaction Agreement and Contribution and Distribution Agreement. In general, the complete agreements are required to be disclosed pursuant to Item 601(b) of Regulation S-K. If you rely upon paragraph (b)(2) of Item 601 with respect to all or portions of schedules to a plan of "acquisition, reorganization, arrangement, liquidation or succession", please insure that you take all steps specified in paragraph (b)(2). Please provide us with a copy of any excluded schedules that relate to economic rights or obligations between Weyerhaeuser and Domtar Corporation or their affiliates. With respect to the text of the agreement, as opposed to the schedules thereto, you may submit an application for confidential treatment in the manner described in Staff Legal Bulletin No. 1, as amended.

6.   Please modify the phrase that appears frequently throughout the Form 10 that the summary you provide is "qualified in its entirety" to the more detailed information contained in the prospectus and in the attached appendices. The information you provide in the prospectus must be materially complete and the words "in its entirety" suggest that the prospectus summary may not be a materially complete summary. It is inappropriate to disclose that the summary of the Canadian Asset Transfer, the Contribution, the Distribution and the Arrangement "is subject to and qualified in its entirety by reference" to the filed agreements. The same is true of similar language used throughout the document. Disclaimers of this type appear to be inconsistent with the requirement that you provide a materially complete description of the terms of transactional documents.

7.   We note that you intend to supply information required to be disclosed by amendment including exhibits to the registration statement. Please file the information as soon as practicable in order to afford the staff sufficient time for review. Note that our review of those materials may generate additional comments.

Front Cover Page

8.   The paragraph beginning "The Distribution and related transactions" and the subsequent paragraph fail to provide investors with a concise and readily understandable introduction to the proposed transaction. Please revise these paragraphs so that they provide a readable overview of the transactions and a concise description of their overall effects on investors. Please focus on the economic and business purposes of the transactions and the impacts the proposed transactions will have on investors. The text referenced in this comment excessively relies upon legalistic and mechanical details that are of little or no interest to investors. In particular, the embedded list of five mechanical steps that will occur as part of the transaction will be very difficult for persons who are not experienced transactional lawyers to understand. Additionally, although the presentation of various defined terms at the outset of the filing is convenient for the drafters of the document, the extensive reliance upon defined terms appears to impede understandability.

Summary, page 1

9.   Please consider providing two or more charts or diagrams that will show the current corporate structure, the series of transactions you propose and the post-transaction structure. Graphical presentations of the structural relations, ownership positions, and the asset, securities and funds transfers associated with the transactions should enhance investor understanding of how they will be affected by those transactions. We suggest that graphical information of this type be provided within the first two or three pages of the summary.

10.   Please provide support for your statement that your company is the "second largest integrated manufacturer of uncoated free sheet in North America and the third largest in

the world." Similarly provide support for your statement regarding Domtar, Inc.'s competitive position as the third largest manufacturer in North America and fourth largest in the world.

Risk Factors, page 13

11.   Please revise the introductory paragraph to delete the last two sentences, which indicate that the risks described are not the only ones you face and that additional risks, not presently known to you, may impair your business. Item 503(c) of Regulation S-K requires that you discuss known, material risks.

12.   We note that your flexibility in operating the business will be subject to constraints described on page 54, to help ensure tax-free treatment to Weyerhaeuser. In your response letter, please provide us with your views concerning whether these potential constraints present material risks to investors that should be addressed in this section of the filing.

The Combined Company's manufacturing business may have difficulty obtaining wood fiber, page 14

13.   We note your disclosure that you expect Weyerhaeuser to continue to supply approximately 19% of your wood fiber requirements, which is a material component in your fine paper products. We note further your intention to file the Fiber and Pulp Supply Agreements by amendment. To the extent there are any other material supplier agreements with the Company, or that the Combined Company expects to enter into, please ensure that these agreements are described and filed as exhibits to the Form 10. Also, refer to our comment above regarding requests for confidential treatment for portions of exhibits filed with the Form 10.

The Combined Company will rely heavily on certain customers. Page 16

14.   Please revise the subheading to more specifically describe your dependence on your top two customers. In the text of the risk factor, as well as in the business section, name the customers and briefly describe your relationship with them. Please clarify whether either of these two customers contributed in excess of ten percent of the combined entities' pro forma historical revenues.

We expect that we will incur significant costs related to the Transactions, page 23

15.   Here and throughout the risk factors, particularly with regard to the risk factor subheadings, please quantify such terms as "significant costs" and "substantial indebtedness." The risk factors, including the subheadings, should be tailored to the facts and circumstances of your company and industry.

If the Distribution does not constitute a tax-free spin-off, page 26

16. We note your disclosure that the Distribution and the Arrangement are conditioned upon the receipt of an opinion of counsel indicating that the Contribution and Distribution will be tax-free to Weyerhaeuser and the holders of Weyerhaeuser common stock. Because the delivery of a tax opinion is a condition to the transaction closing, and in light of the references to the tax opinion in the disclosure document, please file the tax opinion as an exhibit to the Form 10.

The Contribution

The Arrangement, page 32

17. Please explain the reason and significance of the provision that "[c]ertain Canadian holders of Class B common shares of Newco Canada Exchangeco can elect to receive … an exchangeable share of Newco Canada Exchangeco" instead of a share of the Company's common stock. Clarify which shareholders constitute the "certain Canadian holders" to which this provision applies.

Financing, page 60

18. Please expand the sub-heading "Covenants" to express the minimum interest coverage ratio and the maximum leverage ratio in quantitative terms.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company, page 63

19. In discussing management's views of the challenges that confront your company and the opportunities that are available to it, discuss the known and anticipated impact of the recently imposed export charges described on page 19. Discuss the effects of these recent changes in your cost structure on your pricing, your pricing relative to that of competitors, product margins and on the demand for your products.

20. In your discussion of the results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. Revise to quantify the amount of change that was contributed by each of the factors that you have identified. For example, you disclose on page 69 that you attribute a portion of the revenue decrease to plant closures and market downtime partially offset by increases in average selling prices. As material, discuss the extent to which there have been variations in the changes in prices between your pulp and fine paper product line and the softwood lumber product line. Also, on page 70 you attribute the increase in costs and expenses "primarily" to charges associated with "the impairment of goodwill and the closure of facilities, partially offset by a decrease in the costs of goods sold and a decrease in depreciation and amortization expense." Where a material change is attributed to two or more factors,

including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section II.D of SEC Release 34-6835.

21.   Describe the conditions that led to the market downtime at two of the sawmill facilities, which you indicate on page 70 resulted in a 34.7% decrease in net sales in the softwood lumber segment.

Unaudited Pro Forma condensed Combined Financial Information of the Company, page 84

22.   We note that the Domtar Inc. restated financial statements for the year ended December 31, 2005 were filed in a Form 6-K on December 15, 2006. We may have additional comments once the Staff has reviewed the furnished information.

Business of the Combined Company, page 94

23.   Provide us with marked copies of the "current market data" on which you base your statement that the Combined Company will have a leading market position as the "largest integrated manufacturer of uncoated free sheet in North America and the second largest in the world . . . [and] one of the largest manufacturers of papergrade pulp in North America."

24.   You state on page 94 that the Combined Company will have 15 paper mills including a paper mill at Prince Albert, Saskatchewan that is currently not in operation. On page 99 you state that this paper mill was shut down due to poor market conditions and that there is a possibility that it may be sold or permanently closed. Please ensure that in describing the business of the Combined Company, you provide balanced disclosure describing both the positive and potentially negative factors that may affect the anticipated synergies of the business combination.

Business of the Company, page 97

Customers, page 100

25.   Consistent with our comment above, please name the customers that account for approximately 17% of the Company's revenues. To the extent you had customers generating 10% or more of your revenues during the last three years, you should disclose this as well. Also include a discussion of the relationships with such customers.

Where you can find more information, page 131

26.   Please be advised that the Commission has moved its offices to 100 F Street NE, Washington, D.C. 20549.

Financial Statements, page F-1

27.   Revise your filing to include the restated Domtar Inc. financial information within the unaudited pro forma condensed combined balance sheets as of September 24, 2006 and statements of earnings for the thirty-nine weeks ended September 24, 2006 and for the year ended December 25, 2005. We may have further comments.

Weyerhaeuser TIA, Inc

Report of Independent Registered Public Accounting Firm

28.   Amend your filing to include a manual or printed signature of the auditor's firm in the audit report. Refer to Rule 2-02(a) of Regulation S-X.

Weyerhaeuser Fine Paper Business

Report of Independent Registered Public Accounting Firm

29.   Amend your filing to include a manual or printed signature of the auditor's firm in the audit report. Refer to Rule 2-02(a) of Regulation S-X.

Combined Balance Sheets

30.   We note that the Weyerhaeuser Fine Paper Business receivables balance increased 21% from December 26, 2004 to September 24, 2006, whereas the annualized fiscal year 2006 sales only increased 7% compared to fiscal year 2004. Given this significant increase in accounts receivables without the corresponding increase in sales, tell us if you grant any extended payment terms to your customers. If so, tell us how this impacts your revenue recognition policy and what considerations you gave to disclosing those impacts. Describe any other changes in your credit granting policy that would explain this increase in the receivables balance.

Combined Statements of Operations

31.   Explain why you have not presented earnings per share in the historical financial statements of the "carve-out" financial statements. For a "carve-out" business, the number of shares issued upon formation should be used as the denominator for all periods presented for calculating EPS.

Note 2. Significant accounting policies:

(j) Revenue Recognition

32.   We note your disclosure that the Weyerhaeuser Fine Paper Business generally recognizes revenue from product sales upon shipment to its customers. Clarify your shipping terms. That is, tell us, and revise your filing to disclose, when delivery has occurred. Further, explain how you have considered the other revenue recognition criteria within Staff Accounting Bulletin No. 104. Revise your filing to address those criteria and how you apply them. Furthermore, explain whether your arrangements contain any "significant obligations" that might impact your revenue recognition policy.

Advertising Costs

33.   Ensure your disclosures related to your significant accounting policies comply with APB No. 22. In this regard, discuss your accounting policy surrounding advertising costs. Refer to SOP 93-7.

Exhibits

34.   Please file copies of all material contracts. It appears you should provide the commitment letter with JPMorgan Chase Bank and Morgan Stanley Senior Funding and the debenture agreements relating to Domtar's $125 million 9.5% debentures, required to be filed pursuant to Item 601(b)(10) of Regulation S-B. Ensure that descriptions of all of the material terms of the agreements are included in the document as appropriate.

        You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct your questions or comments concerning matters related to the financial statements to Jason Niethamer at 202-551-3855 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457 or the undersigned at 202-551-3462. If you require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: Via Facsimile
         Andy Pitts
         of Cravath, Swaine & Moore
         (212) 474-3700